Exhibit 21

AEP Industries Inc.

List of Subsidiaries of AEP Industries Inc.

At January 14, 2016

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada
2.	AEP Industries Packaging (Espana) SA	Spain
3.	AEP Industries Finance Inc.	United States